

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2012

Via e-mail:
Mr. Joseph G. NeCastro
Chief Financial Officer
Scripps Networks Interactive, Inc.
9721 Sherrill Boulevard
Knoxville, TN 37932

> **Re: Scripps Networks Interactive, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-34004**

Dear Mr. NeCastro:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and provide us with your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

Lifestyle Media, page F-8

1. We note your disclosure on page F-9 which states, "Strong pricing and sales in both the upfront and scatter advertising market resulted in advertising growth in the respective periods of 2011 compared with the similar periods in 2010." You also state that the "increase in network affiliate fees in 2011 compared with 2010 was primarily attributed to scheduled rate increases at our networks." In order to provide investors with insight into your results of operations, please quantify each variable attributable to the increase in revenue and expenses. In addition, in accordance with Item 303(a) (3) of Regulation S-K, quantify your growth with regards to price, volume, and audience mix.

Liquidity and Capital Resources, page F-10

2. Refer to the statements of cash flows on page F-21.   Please expand the liquidity and capital resources section to discuss the reasons for the material increase in net cash provided by (used in) continuing operations in 2011 as well as other sources and uses of cash as disclosed in cash provided by/used in investing and financing activities. For additional guidance, refer to Item 303 of Regulation S-K as well as Part Four of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm

Consolidated Statements of Operations, page F-20

3. Please revise your presentation to state separately cost of services in accordance with Rule 5-03 of Regulation S-X. Also, delete the sub-total line item before Depreciation, Amortization and Losses. In addition, revise your presentation to comply with SAB 11B.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill at 202-551-3268 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director